Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aphelion Aerospace, Inc.
5815 W 6th Ave Unit 2D
Lakewood, CO 80214
http://www.aphelionaerospace.com/

Up to $1,069,997.82 in Common Stock at $2.22
Minimum Target Amount: $9,998.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aphelion Aerospace, Inc.
Address: 5815 W 6th Ave Unit 2D, Lakewood, CO 80214
State of Incorporation: CO
Date Incorporated: April 12, 2021

Terms:

Equity

Offering Minimum: $9,998.88 | 4,504 shares of Common Stock
Offering Maximum: $1,069,997.82 | 481,981 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.22
Minimum Investment Amount (per investor): $250.86

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Nanosatellite

Invest $500 and receive 5% bonus shares.

$1,000+ | Satellite

Invest $1,000 and receive 7% bonus shares.

$2,500+ | Low Earth Orbit

Invest $2,500 and receive 10% bonus shares + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

$5,000+ | Zero Gravity

Invest $5,000 and receive 15% bonus shares + VIP tour of facilities + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

$10,000+ | Liftoff!

Invest $10,000 and receive 20% bonus shares + VIP tour of facilities + VIP launch party + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Aphelion Aerospace, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.22 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $220. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Aphelion Aerospace, Inc. (or the "Company") is a C-Corp organized under the laws of the state of Colorado that will provide dedicated nanosatellite responsive launch, spacecraft & mission solutions.

Aphelion Aerospace, Inc. will offer low-cost all-inclusive turnkey products and services for the small satellite and nanosatellite industry. We will provide dedicated launch services for spacecraft up to 100 kg to low Earth orbit and beyond. We also offer spacecraft hardware, software, and mission support services. Our technologies are among the most environmentally friendly and we are committed to maintaining net-zero carbon emissions. Our goal is to dramatically reduce the cost of access to space for small satellite operators, streamline operational processes and thereby increase the accessibility of the space environment to our customers and in turn, grow the overall market.

Aphelion Aerospace was initially organized as Phoenix Launch Systems, a Florida C-Corp on March 24, 2019, and converted to a Colorado C-Corp on April 12, 2021.

Competitors and Industry

<u>INDUSTRY</u>

According to Allied Market Research, the global small satellite market was valued at $3.25B in 2020, and is projected to reach $13.71B by 2030, with a CAGR of 16.4%.

<u>COMPETITORS</u>

Launcher: A new startup based in Long Island, NY, Launcher is aiming to develop Smallsat launch vehicles within a 10-year timespan. They have closed an angel round as of last year and are progressing towards small, upper-stage engine tests. Launcher received a $1.5M contract from DoD to continue the development of their launch vehicle, with a target first launch in 2024.

Astra: Astra has conducted 2 partially successful orbital launch attempts. The company plans a third orbital launch in Q1 2021. Offering a payload mass range of 50-150kg at a price of <$19K/kg to SSO, we view Astra as our primary competitor. However, their current launch vehicle is limited to a payload mass of ~30kg.

We believe that the unique technical capabilities and unprecedented launch flexibility, combined with low launch price will enable us to compete effectively against these and other companies such as Firefly, Relativity, and RocketLab.

Overall, we believe that risks are manageable and there is a large market opening for our business. Even if we face direct competition in our sector in the future, as larger launch companies like SpaceX, Blue Origin, and ULA now do, our plan will still allow us to thrive due to the large market that is already present.

Current Stage and Roadmap

Aphelion is currently pre-revenue and operating with internal founder investment. We have completed major R&D tasks to retire some of the technical risks. In the next year, we will commercialize our MVP products, qualify our propulsion system followed by test flights the year after. Meeting our milestones will enable us to have initial orbital launch capability as soon as Year 4 of our plan.

The Team

Officers and Directors

Name: Matthew Travis

Matthew Travis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Chief Operating Officer, and Director
  Dates of Service: April 12, 2021 - Present
  Responsibilities: Oversee day-to-day operations of the company. Matthew currently does not take salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Phoenix Launch Systems, Inc.
  Title: CEO
  Dates of Service: January 01, 2019 - April 12, 2021
  Responsibilities: Oversaw day-to-day operations.

Other business experience in the past three years:

- **Employer:** ARES Institute, Inc.
  Title: Executive Director
  Dates of Service: February 01, 2003 - Present
  Responsibilities: Volunteer Director for a non-profit.

Other business experience in the past three years:

- **Employer:** Aphelion Orbitals
  Title: Co-Founder & President

Dates of Service: April 01, 2016 - November 01, 2018
Responsibilities: Led team to develop nanosatellite launch service.

Name: Miguel Ayala

Miguel Ayala's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Board Member
  Dates of Service: April 12, 2021 - Present
  Responsibilities: Oversee day-to-day operations and overall development of products. Miguel does not currently take salary compensation for this role.

Other business experience in the past three years:

- **Employer:** Ayala Engineering
  Title: Principal Consultant
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Engineering Consulting.

Other business experience in the past three years:

- **Employer:** Exodus Space
  Title: Co-Founder & CEO
  Dates of Service: September 01, 2018 - October 01, 2020
  Responsibilities: Led the development of reusable spaceplanes.

Other business experience in the past three years:

- **Employer:** Belcan
  Title: Senior Program Manager - Space Systems
  Dates of Service: May 01, 2018 - September 01, 2018
  Responsibilities: Lead engineering operations and business development.

Other business experience in the past three years:

- **Employer:** Belcan
  Title: Program Manager - Space Systems
  Dates of Service: November 01, 2017 - April 01, 2018
  Responsibilities: Built an engineering team to support product development of launch vehicles and spacecraft.

Name: Frederick Richard

Frederick Richard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: April 12, 2021 - Present
  Responsibilities: Day to day technical operations, launch system testing, vehicle development, engine development, team management, and military relations. Frederick does not currently take salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Blue Origin
  Title: Lead Integration Engineer, Engines,
  Dates of Service: July 01, 2019 - January 01, 2021
  Responsibilities: Lead a team of highly skilled integration engineers to build, inspect, repair, modify, and test BE-4, BE-3, BE-7 engines, sub-assemblies, starting systems, and in space propulsion systems. Certified by Industrial Training International to perform critical lift and rigging procedures and create lift plans for such operations.

Other business experience in the past three years:

- **Employer:** Space Exploration Technologies Corp (SpaceX)
  Title: Launch Technician/Dragon Ground Ops Technician
  Dates of Service: June 01, 2016 - June 01, 2019
  Responsibilities: The integration, launch, recovery, refurbishment, and inspection of Falcon 9 first and second stage boosters, Falcon Heavy, Dragon cargo unmanned capsule, and the development and integration of the crewed Dragon capsule. Install, replace, repair, inspect, test, and rebuild Falcon 9 Merlin M1D engines. Managed an authorized overseer (Quality assurance) sign off. Maintain completion of all assembly documentation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Aphelion Aerospace, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Aphelion Aerospace, Inc. in consultation with accredited investors and professional consultants. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational space launch service or hardware

products or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Helios launch vehicle. Delays or cost overruns in the development of our Helios and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. However, our spacecraft systems are fully developed and ready for manufacturing and commercial sales, which we believe but cannot guarantee mitigates this risk. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case its operations will be slowed and possibly reduced. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Aphelion Aerospace, Inc. was formed on March 24, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aphelion Aerospace has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Helios launch service and affordable all-inclusive turnkey spaceflight solutions is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns software, rocket hardware designs, Internet domain names, and multiple trade

secrets relating to our propulsion system. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets are currently, at the time of this offering, being registered with the proper authorities but that process is not yet complete. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company if there is unregistered intellectual property to protect.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products and services is dependent on outside government regulatory bodies such as the FAA (Federal Aviation Administration), FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the Company's ability to sell products and services may be negatively affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their

work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Travis	1,800,000	Common Stock	50.0
Miguel Ayala	1,400,000	Common Stock	38.9

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 481,981 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,600,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

The Board of Directors may declare and pay dividends upon the outstanding shares of the Corporation, from time to time and to such extent as the Board deems advisable, in the manner and upon the terms and conditions provided by law and the Articles of Incorporation of the Corporation.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $122,000.00
  Number of Securities Sold: 1,800,000
  Use of proceeds: Operating Capital. Paid in capital by Founder.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 1,400,000
  Use of proceeds: Operating Capital. Paid in capital by Founder.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 400,000
  Use of proceeds: Issuance of shares to Board Member.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We are using internal founder capital and that is sufficient to keep the company operating through the end of the year. In addition to StartEngine, we are in active discussions with VC investors and anticipate closing a Reg D round before the end of 2021. With sufficient capital (equity and debt) the company can complete product and service development and meet our goal of full revenue generation within 5 years. We plan to offer "MVP" products by the end of 2021 in order to generate an early revenue stream but we are basing our growth and fully reaching market on the availability of outside capital investment.

Foreseeable major expenses based on projections:

Labor will be a major expense as the company very technology-heavy as well as an industrial manufacturer. Other major expenses will be equipment and tooling, insurance and software licenses.

Future operational challenges:

We recognize that there are significant risks and challenges to our business model and development plan. Some of these risks are external but we understand that some of the greatest risk lies in our ability to perform effectively. These risks include, but are not limited to:

• Competing against large, multi-ton launch vehicles with low cost per kilogram into orbit that are quickly maturing, such as the Falcon Heavy;

• Entering a market that already has a number of companies such as RocketLab, Astra, Firefly and Launcher who are working to bring smallsat launch vehicles to the market in the coming years;

• Propulsion system development failures (in simulation and on the test stand, potentially causing costs for ground support damage repairs);

• Possible launch vehicle and GSE certification schedule delays;

• Potential launch operations certification schedule slips and issues;

• Launch range negotiations and agreements process challenges (an example is the longer-than-anticipated process SpaceX executed prior to receiving a launch license following the Sept. 2016 Amos-6 mishap);

• Our core team members are not currently not based in a single location, which raises communications and other challenges;

• The requirement to sufficiently attract and keep highly-skilled talent (which must be addressed by future funding and development progress);

• The challenge of maintaining a sufficient funding/revenue stream;

• Potential launch license delays and slow bureaucratic processes;

Future challenges related to capital resources:

The primary challenge is the proliferation of "space" companies. While there is tremendous investor interest, as evidenced by coverage in the media and events like Virgin Galactic, Astra, RocketLab all going public or planning to, this growing industry has more and more players all fighting for those investment dollars. There is also a perception among some, especially the media, that the supply side of the industry is going to be saturated with no room for new players. Most of us disagree, but these two factors could make fundraising more difficult over the coming years.

Future milestones and events:

YEAR 1 - * Q1 begins at closing of funding

1. Establish new HQ in Denver - Q1

2. Manufacturing/assembly facility outfitting - Q2

3. Helios propulsion R&D ground testing - Q3

4. Revenue from hardware sales - Q4

YEAR 2 –

1. Trailblazer first flight - Q1

2. Helios 1st stage engine acceptance testing - Q1

3. Helios first stage full test fire - Q2

1. Begin production of first Helios vehicle - Q4

YEAR 3 -

1. Helios first stage suborbital flight - Q2

YEAR 4 -

1. Helios first orbital launch - Q1

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have approximately $100,000 of Cash-on-Hand as of Sept 1, 2021 for a total cash infusion of approximately $200,000 YTD.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are concurrently raising a Reg D equity round with private investors which will carry us forward over the next 18-24 months. The Reg CF raise is intended to be a bridge for us while we complete that round and then provide supplemental funding in order to accelerate our development timeline and early go-to-market strategy with our "MVP" products (cubesat systems).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised via Reg CF are not essential for the viability of the company. Near term (<18 months) total funds will come from the Reg CF raise, a Reg D round and early revenue from product sales. Founder capital support will be ongoing as advisable for the near future. The Reg CF funds will be no more than 33% of the total funds raised or revenue generated during this 18 month period.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate that we can operate for a minimum of 6 months solely with our current cash reserves. This estimate is based on our two largest current expenses, which are labor and rent/utilities.

How long will you be able to operate the company if you raise your maximum funding goal?

If we do not generate revenue or raise any additional investment and only rely on funds from Reg CF, we believe we could continue for 1 year comfortably, if not longer. If we reduce labor costs and overhead, we could stretch that by a few months or more. We are in a rapid expansion phase and so these estimates are continually changing. Our Reg D round will provide a much longer runway, of course.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As mentioned, at the time of the Reg CF offering, we are also seeking a Reg D "Seed" round. Within 12 months of the Seed closing, we intend to close a Series A round in excess of $10 million. We also will obtain lines of credit as necessary (our credit history is good and no prior debts remaining to be paid). We will be generating early revenue before the end of 2021. Finally, in the first half of 2022, we plan to begin the process for a Series A round.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,992,000.00

Valuation Details:

We worked it out with assistance and counseling from accredited and non-accredited investors, including some with Reg CF experience and advisors affiliated with the Rockies Venture Club organization during their June 2021 RVC HyperAccelerator. We also have engaged outside investment and startup advisors separately throughout the year.

To determine a well-thought-out current valuation of Aphelion Aerospace, we first looked at the pre-money valuation of our 2 closest competitors prior to their Seed round based on technology maturation, near-term serviceable addressable market, date of fundraising, and other factors. These competitors include Phantom Space and Stoke Space Technologies. Both of these companies raised their Seed round within the last 12 months with a pre-money valuation of $20M. Using this amount as our starting point, we then compared our technologies in terms of industry adoption and our leadership team in terms of past start-up fundraising history. Because our technology is more revolutionary than theirs, though with much more growth potential, and the leaders of one of our competitors have past start-up fundraising history, we docked our valuation by 50%, which resulted in $10M. Because of the immense potential of our technology, perhaps we could have kept our valuation at $20M but we decided to reduce it down to $10M because we also wanted to avoid future down rounds. From that point, we looked at a reasonable amount of equity that we should give out in exchange for investment in our Seed round, and that came down to 20%. In addition, we considered the maximum amount that we should raise in this round that would be palatable by investors, and that came down to $2M. To solidify this approach, we also looked at the level of funding we would need over the next 18 months to accomplish our 2 critical milestones which include commercialization of CubeSats and finishing propulsion system development. This last step further implanted our need to raise $2M in exchange for 20% of equity. Therefore, our final adjusted pre-money valuation came in at $8M, which is lower than the $10M determined earlier, however, considering our risks, we agreed to keep it at $8M for the time being.

To further assess this $8M pre-money valuation, through the Rockies Venture Club HyperAccelerator, we evaluated this valuation using multiple methods which include Risk-Adjusted, Scorecard, CAP Table Model, and others. Using the Risk-Adjusted method, which takes into account technology risk, execution risk, market risk, competitive risk, financial risk, macroeconomic risk, political/legal/regulatory risk, social risk, partner/supplier risk, other risks, the modified valuation resulted in $7.25M. Using the Scorecard method, which takes into account team, opportunity size, product/technology, competitive environment, marketing/sales partnerships, need for additional investment, and other factors, the modified valuation resulted in $9.2M.

Using the CAP Table Model, which looks at how the cap table changes over time from company incorporation to exit, the modified valuation resulted in $7.85M pre-money prior to this Reg CF fundraising through StartEngine, assuming that this Reg CF closes prior to the Seed round. However, since we intend to run this Reg CF and the Reg D Seed in parallel, the pre-money valuation prior to both Reg CF and Reg D, ends up being $8.09M. For this method, we used comparables such as Exos Aerospace, Vaya Space, Vector Launch, ABL Space Systems, and others for post-Series A valuations. We also used Astra, Firefly, Relativity, Rocket Lab, and others for post-Series B valuations. Through the HyperAccelerator, we also used other methods such as Burn Rate Method and Venture Capital Method but those didn't seem applicable. In the end, when combining all these methods, the average valuation came in at $8.07M and the median at $7.92M. To keep things simple, we decided to go with $8M as our final pre-money valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have not assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,997.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We will use the funds to market our cubesat products and build early customer interest in our launch services. A portion of the funds will also be used to support our next funding round, planned to be Series A.

- *Research & Development*
  25.0%
  These funds will support our ongoing design and testing operations. Specifically, this includes maturing the design of our launch vehicle and spacecraft systems and ground-based propulsion system development and hot-fire testing with our partner Frontier Astronautics in Wyoming.

- *Company Employment*
  25.0%
  We currently have candidates for VP Business Operations and VP Business Development who we would bring on board. We will also expand our team of engineers and technicians as much as possible.

- *Operations*
  20.0%
  This will support general company operations. This includes overhead such as leases, utilities, transportation, etc. This will also fund various other company expenses such as those incurred when onboarding new team members (e.g. desks and computers).

- *Working Capital*
  16.5%
  These funds will support company expansion such as large equipment purchases or facility expansion. A portion of the funds will be set aside as a source of capital in the event of emergencies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.aphelionaerospace.com/ (investors.aphelionaerospace.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aphelion-aerospace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aphelion Aerospace, Inc.

[See attached]

APHELION AEROSPACE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aphelion Aerospace, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Aphelion Aerospace, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 7, 2021
Los Angeles, California

Aphelion Aerospace, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	7,515	$	27,104
Total current assets		**7,515**		**27,104**
Property and equipment, net		33,939		42,424
Intangible assets		1,819,172		1,924,529
Total assets	**$**	**1,860,626**	**$**	**1,994,057**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payable	$	12,768	$	12,768
Total current liabilities		**12,768**		**12,768**
Total liabilities		**12,768**		**12,768**
STOCKHOLDERS EQUITY				
Common Stock		2,099,958		2,099,958
Retained earnings/(Accumulated Deficit)		(252,100)		(118,669)
Total stockholders' equity		**1,847,858**		**1,981,289**
Total liabilities and stockholders' equity	**$**	**1,860,626**	**$**	**1,994,057**

See accompanying notes to financial statements.

APHELION AEROSPACE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	220,688	198,669
Total operating expenses	220,688	198,669
Operating income/(loss)	(220,688)	(198,669)
Interest expense	-	-
Other Loss/(Income)	(87,257)	(80,000)
Income/(Loss) before provision for income taxes	(133,431)	(118,669)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (133,431)**	**$ (118,669)**

See accompanying notes to financial statements.

APHELION AEROSPACE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception (March 24, 2019)				
Issuance of Common Stock	100,000	2,099,958		2,099,958
Net income/(loss)			(118,669)	(118,669)
Balance—December 31, 2019	100,000	2,099,958	$ (118,669)	**$ 1,981,289**
Net income/(loss)			(133,431)	(133,431)
Balance—December 31, 2020	**100,000**	**$ 2,099,958**	**$ (252,100)**	**$ 1,847,858**

See accompanying notes to financial statements.

APHELION AEROSPACE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(133,431)	$	(118,669)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		8,485		10,606
Amortization of intangibles		101,077		101,291
Changes in operating assets and liabilities:				
Account payable				12,768
Net cash provided/(used) by operating activities		**(23,869)**		**5,996**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(53,029)
Purchases of intangible assets		-		(2,025,820)
Net cash provided/(used) in investing activities		**-**		**(2,078,849)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		2,099,958
Net cash provided/(used) by financing activities		**-**		**2,099,958**
Change in cash		(19,589)		27,104
Cash—beginning of year		27,104		-
Cash—end of year	**$**	**7,515**	**$**	**27,104**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aphelion Aerospace, Inc., previously known as Phoenix Launch Systems, Inc., was originally formed on March 24, 2019 in the state of Florida. The financial statements of Aphelion Aerospace, Inc.(which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The company's business is divided into two core sections that complement each other for a turnkey space access solution from concept to launch.

Launch services – Aphelion provides a launch vehicle, Helios, capable of placing the spacecraft into the specified orbit suited for the client's mission. The Trailblazer sounding rocket is a suborbital counterpart to the launcher which provides low-cost space access for testing, research, and

Nanosatellite components – We supply both complete satellite buses for integration into our launch vehicle and retail parts with a focus on straightforward management for flexibility and ease of use. We also provide the services to design and produce our client's payload, allowing corporations with no prior experience in the usage of space resources to easily and cost-effectively attain their desired results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its intellectual property which pertains to rocket and engine designs and the software which was developed in-house.

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Aphelion Aerospace, Inc.is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company is pre-revenue and has not yet earned by the Company from its core business.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 7, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery and Equipment	$ 53,029	$ 53,029
Property and Equipment, at Cost	**53,029**	**53,029**
Accumulated depreciation	(19,091)	(10,606)
Property and Equipment, Net	**$ 33,939**	**$ 42,424**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $8,485 and $10,606 respectively.

4. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020	2019
Intelectual property	2,021,540	2,025,820
Intangible assets, at cost	**$ 2,021,540**	**$ 2,025,820**
Accumulated amortization	(202,368)	(101,291)
Intangible assets, Net	**$ 1,819,172**	**$ 1,924,529**

Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $101,077 and $101,291, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2021	$ (101,077)
2022	(101,077)
2023	(1,617,018)
Total	**$ (1,819,172)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 4,000,000 shares of common stock with no par value. As of December 31, 2020, and December 31, 2019, 100,000 shares have been issued and are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (26,462)	$ (23,749)
Valuation Allowance	26,462	23,749
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (50,211)	$ (23,749)
Valuation Allowance	50,211	23,749
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $196,136, and the Company had state net operating loss ("NOL") carryforwards of approximately $196,136. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	17,530
2022		42,567
2023		43,755
Thereafter		25,928
Total future minimum operating lease payments	**$**	**129,780**

Rent expense was in the amount of $ 3,868 and $ 7,800 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 7, 2021 the date the financial statements were available to be issued.

On April 13, 2021, the Company incorporated in the state of Colorado under the name Aphelion Aerospace, Inc.

In May, the Company hired Frederick Richard as VP of Launch Systems with 10% equity and a seat on the Board of Directors.

On July 1, the Company executed the lease for the new headquarters building space in Lakewood, CO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Start Investing Get Funding Trade NEW Earn Bonus Shares Blog Sign In

This offering is not live or open to the public at this moment.

Aphelion Aerospace

Low-cost Eco-friendly Rapid Access To Space



Website Lakewood, CO TRANSPORTATION

Aphelion Aerospace aims to revolutionize access to space, expanding its potential beyond corporations and into the hands of individuals. By providing dedicated services for small spacecraft technology for use in commerce, science, and research, Aphelion is at the leading edge of a wide and untapped market and is on a mission to redefine the future of small space launches.

$0.00 raised

0 Investors	$7.99M Valuation
$2.22 Price per Share	$250.86 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Aphelion Aerospace is a nanosatellite company offering responsive, short-notice, and launch on-demand, meeting the demands of both civilian consumers and government entities alike.
- The launch market is forecast to quadruple in total size over the next decade, reaching $49.1B by 2030.
- Aphelion's key team members have worked for the leading organizations in the defense and space industries, including the U.S. Air Force, NASA, SpaceX, Blue Origin, United Launch Alliance, and OneWeb.

Miniaturizing and mass-producing space launch technology

We believe that putting a small satellite into orbit should not cost more than the price of a house. For space access to fully realize its potential, it must evolve beyond the massive multinationals and corporate machines that currently dominate. By creating simpler systems, we can provide the highest reliability and lowest price for access to space—for small vehicles as much as for big ones. Aphelion's launch technology enables us to expand the mission capabilities of small spacecraft based on the cost-effective nature of mass-produced, small-sized vehicles. Our prototypes represent a complete, customizable, and turnkey suite of nanosatellite services using top-tier technology that is both simpler and more reliable than the industry standard.



We believe that putting a small satellite into orbit should not cost more than the price of a house
By creating simpler systems, we can provide the highest reliability and lowest price for access to space—for small vehicles as much as for big ones.

** The above image does not depict an Aphelion product and was included for creative purposes.*

Our work is informed by collective decades of knowledge and experience in the military, civilian, and commercial sectors of the aerospace and space launch industry, including in the U.S. Air Force, NASA, SpaceX, and Blue Origin. Aphelion CEO Miguel Ayala has 20 years as leader and engineer in high-profile government and commercial space programs including Lockheed Martin Orion spacecraft and A2100 satellites, NASA Space Shuttle Boosters, ULA Vulcan rocket, and SpaceX Falcon rockets.

THE PROBLEM

Big satellites have been getting all the attention

The launch costs for multi-ton spacecraft have dropped dramatically in the past decade, but have barely budged for smaller satellites. Despite the projected growth of the nanosatellite industry, market demand remains underserved. Capital-intensive multinationals and corporate behemoths continue to dominate space, keeping the market largely inaccessible to other players. These industry giants are not investing attention into the nanosatellite market, which continues to be hindered by launch costs relative to satellite size.

The status quo inhibits the growth, mass adoption, and utilization of nanosatellites, as available services are specifically optimized for large satellite customers. We call this the "Launch Problem." As a result, there is increasing market demand for low-cost launch services, satellite manufacturing, and mission operations dedicated to the nanosatellite community.



The launch costs for multi-ton spacecraft have dropped dramatically in the past decade, but have barely budged for smaller satellites
Despite the projected growth of the nanosatellite industry, market demand remains underserved.

Industry myths:

- The problem of high launch costs for small satellites has been solved.
- There are enough launch providers and little room for new players in the field.
- Many startups in the small satellite space are developing promising new systems. (Reality: most are neither realistic nor viable, often premised upon impossible or untested technologies)

INDUSTRY MYTHS

- The problem of high launch costs for small satellites has been solved
- There are enough launch providers and little room for new players in the field
- Many startups in the small satellite space are developing promising new systems

THE SOLUTION

Increasing access to space through small launch services

Aphelion Aerospace is positioned to become the one-stop-shop for the small satellite and nanosatellite industry. By streamlining our services and products, including spacecraft hardware, software, and mission support, we offer premier solutions and maximize cost-effectiveness for our customers. In doing so, we increase the broader accessibility of the space environment to our customers, and in turn expand the overall market.

Aphelion Aerospace is positioned to become the one-stop-shop for the small satellite and nanosatellite industry

We offer premier solutions and maximize cost-effectiveness for our customers.



Our innovations come together in the Helios nano launch system, which is a three-stage vertical launch vehicle. Coupled with our partner and vendor network, we offer the infrastructure and services required from mission conceptualization through on-orbit operational support. Our dedicated launch infrastructure supports spacecraft up to 100kg to Low Earth Orbit and beyond. When fully matured and operational, we'll reduce launch cycles to within one week, and launch on-demand within 24 hour-notice from non-traditional locations around the globe.


Our innovations come together in the Helios nanolaunch system
The sales price for each of our services ranges from **$7,000 (1U Cubesat) to $950,000 (Helios Dedicated Launch)**, with an average margin of 58%.

The sales price for each of our services ranges from $7,000 (1U Cubesat) to $950,000 (Helios Dedicated Launch), with an average margin of 58%. Best of all, we're committed to maintaining net-zero carbon emissions; our technology is non-toxic, non-polluting, non-cryogenic, and can operate from non-traditional launch locations on short notice for what NASA describes as "gas-and-go" operations.

THE MARKET

A wide open market for nanosatellite services

Simply put, we're looking at enormous market potential. There is a rapidly expanding and wide open market for the type of nanosatellite services we provide. The industry as a whole grew exponentially over the past decade, with continued forecasts for dynamic growth ahead. Within this untapped market, we're several steps ahead of our competitors. Unlike any of our peers, Aphelion Aerospace offers its services as either an all-inclusive lifecycle package, or with services purchased à la carte. We believe no other company is able to offer responsive, short-notice, and launch on-demand. We see ourselves as having the most competitive business model in the industry, as the design of our services and small size of our vehicle meet the specific needs of not only civilian customers, but also government entities, including DoD and NASA.


WE'RE LOOKING AT ENORMOUS MARKET POTENTIAL

SERVICE	TAM	CAGR
2020 Launch Market	$11.4B	15.7%
2020 Propulsion Systems	$6.7B	16.2%
2021 Nanosatellite Products	$2.3B	20.4%

WITHIN THIS UNTAPPED MARKET, WE'RE SEVERAL STEPS AHEAD OF OUR COMPETITORS
Unlike any of our peers, Aphelion Aerospace offers its services as either an all-inclusive lifecycle package, or with services purchased à la carte.

Source 1, Source 2, Source 3

The global space launch services industry garnered $9.88 billion in 2019, and is estimated to reach $32.41 billion by 2027, registering a CAGR of 15.7% from 2020 to 2027 (source). The global space propulsion market size is projected to grow from USD 6.7 billion in 2020 to USD 14.2 billion by 2025, at a CAGR of 16.2% from 2020 to 2025 (source). The global Nanosatellite and Microsatellite Market size is expected to grow from USD 2.3 billion in 2021 to USD 5.7 billion by 2026, at a Compound Annual Growth Rate (CAGR) of 20.4% during the forecast period.(source).

OUR TRACTION

Collaborations with NASA and the U.S. Air Force

Over the past few years, Aphelion Aerospace has achieved a number of major milestones. We've engaged both NASA and the U.S. Air Force to license two of the most expensive and high-risk systems for commercial markets (Avionics and the Autonomous Flight Safety System). Additionally, we're licensing hardware and software technology from NASA for production of our spacecraft, while developing additional technologies in-house.



OVER THE PAST FEW YEARS, APHELION AEROSPACE HAS ACHIEVED A NUMBER OF MAJOR MILESTONES
Engaged both NASA and the U.S. Air Force to license two of the most expensive and high-risk systems for commercial markets
Licensing hardware and software technology from NASA for production of our spacecraft, while developing additional technologies in-house
Successfully completed design, production, and testing of our propulsion system engine at full scale, and we have LOIs from three potential customers, with more in the pipeline
Finalist: 2019 NewSpace Business Plan Competition
Semi-finalist: 2021 SpaceCom Space Entrepreneur Summit
Semi-finalist: 2020 USAF AFWERX EngageSpace Showcase sponsored by the U.S. Air Force and U.S. Space Force

**The above image is not an Aphelion Aerospace produced product. Used for creative purposes.*

We've successfully completed design, production, and testing of our propulsion system engine at full scale, and we have LOIs from three potential customers, with more in the pipeline. To keep up with our ambitious goals, we're expanding our team and moving into a new HQ, where we'll be able to scale up activities and shift our focus from R&D to manufacturing.

WHY INVEST

Join us on our mission to redefine space access

We believe that access to space should be sustainable and open to everyone. That's why we're building a future in which people will be able to launch spacecraft whenever they want, to wherever they want, and at a price resembling air cargo transport. We're here to make room for new, smaller entrants through savvy business strategy, environmentally friendly propulsion technology, and expert-led innovations. It's the perfect moment to invest:in small spacecraft technology that will revolutionize the overall market. By continuing to innovate and develop the technology of tomorrow, we'll remain at the forefront of spacecraft miniaturization. At Aphelion Aerospace, we have the tools to create new opportunities that will redefine the future of space access.


WE BELIEVE THAT ACCESS
TO SPACE SHOULD BE
OPEN TO EVERYONE
That's why we're building a future in which people will be able to launch spacecraft whenever they want, to wherever they want, and at a price resembling air cargo transport.

**The above image is not an Aphelion Aerospace produced product. Used for creative purposes.*

February 2017

Our Concept Formulates

The original team organized a project to design a dedicated nanosatellitel launch vehicle.

November 2018



We Test Fired A Full Scale Demonstration Engine

We proved our unique propulsion technology would work in a full-scale rocket and provide the performance to get to orbit.

March 2019

PHOENIX

The Company Incorporates!

We formally incorporated in March of 2019 under the name Phoenix Launch Systems in order to continue to build the business and design activities.

Summer 2020

AFWERX

We participated in the Air Force AFWERX EngageSpace Showcase

AFWERX is the premiere event in the Air Force and Space Force for rapid acquisition and contracting for new and existing companies. We were among the top few percent of applicants.

February 2021

2020 SPACECOM SPACE ENTREPRENEUR SUMMIT PARTICIPANT

SpaceCom Space Entrepreneur Summit

We participated in the 2021 SpaceCom Space Entrepreneur Summit

June 2021

Rockies Venture Club HyperAccelerator

Our team spent a week going through intensive training, education and evaluation of our business plan, vision, financials and future during this accelerator.

September 2021

Launched on StartEngine!

Now YOU can own a part of our company!

June 2022

ANTICIPATED: We Complete Qualification Of Our First Flight-Ready Propulsion System

When we complete qualification of our environmentally-friendly propulsion system, we will be eligible to launch satellites for NASA and the military. This is the critical milestone in our growth.

June 2024



ANTICIPATED: We Launch Our First Test Flight

In less than 3 years from now, we will launch our first fully-integrated launch vehicle on a test flight as a stepping stone to operational missions.

December 2024



ANTICIPATED: Our First Commercial Launch To Orbit!

By the end of 2024, we will reach the culmination of our dreams with the first launch of a customer's satellite into Earth orbit and begin to scale up to our full capabilities and profit potential.

Meet Our Team



Matthew Travis

President, Chief Operating Officer, and Director

30+ years as leading entrepreneur & software developer in various satellite programs & NASA



Miguel Ayala

Chief Executive Officer, Director, Board Member

20+ years as leader & engineer in high-profile government & commercial space programs



Frederick Richard

Vice President

13+ years as vehicle integration, test, & launch lead/engineer/technician in Air Force, Blue Origin, SpaceX

Offering Summary

Company	Aphelion Aerospace, Inc.
Corporate Address	5815 W 6th Ave Unit 2D, Lakewood, CO 80214
Offering Minimum	$9,998.88
Offering Maximum	$1,069,997.82
Minimum Investment Amount (per investor)	$250.86

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,504
Maximum Number of Shares Offered	481,981
Price per Share	$2.22
Pre-Money Valuation	$7,992,000.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Nanosatellite

Invest $500 and receive 5% bonus shares.

$1,000+ | Satellite

Invest $1,000 and receive 7% bonus shares.

$2,500+ | Low Earth Orbit

Invest $2,500 and receive 10% bonus shares + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

$5,000+ | Zero Gravity

Invest $5,000 and receive 15% bonus shares + VIP tour of facilities + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

$10,000+ | Liftoff!

Invest $10,000 and receive 20% bonus shares + VIP tour of facilities + VIP launch party + swag bag which includes: 3D printed Helios rocket model pen + Aphelion Aerospace branded t-shirt, hat, hoodie, and a softshell jacket.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Aphelion Aerospace, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.22 per share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $220. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Music]

filian aerospace started in 2017 when we

noticed that the demand for ultra

low-cost turnkey launch services

satellite manufacturing and mission

operations dedicated to the

nanosatellite community was not being

met by large launch providers this

continues to inhibit the growth mass

adoption and utilization of the

nanosatellite platform

our mission is to solve that problem

our belief is that simpler systems can

provide the highest reliability and

lowest price for access to space

this idea has been advocated before but

usually in terms of scaling up the size

of the vehicle for nanosatellites we

believe the answer lies in going the

opposite direction and scaling down the

vehicle massively

we intend to achieve this with our

proprietary environmentally friendly

propulsion technology which is non-toxic

and non-cryogenic

with this and other advanced

technologies we hope to reduce launch

cycles to within one week

and launch on demand within 24 hours

notice from non-traditional locations

around the globe

at our core we have a vision to

democratize access to space by offering

complete end-to-end services to nano

satellite operators at prices

dramatically lower than the industry

average

by achieving this we will lower costs to

the point where even individuals will be

able to fly their own spacecraft

in turn we hope to open up space to a

vastly greater number of users and drive

the growth of new possibilities in

exploration technology development and

commerce to make the 21st century truly

the space age for everyone

[Music]

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Aphelion Aerospace

Nanosatellite launch services & systems

Get early access before they launch on StartEngine.

Enter your email SUBSCRIBE

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

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APHELION
AEROSPACE


APHELION
AEROSPACE
Something BIG is coming....

Aphelion community, stay tuned and get excited!

We can’t unveil the details just yet (sorry!)

Subscribe | Past Issues | Translate ▾

that you don't want to miss.

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace

APHELION
AEROSPACE


Soon You Can Own a Piece of Space
start engine
APHELION
AEROSPACE

Hello Aphelion Community,

With our upcoming equity crowdfunding campaign on StartEngine, soon you'll be able to own a piece of the growing space industry.

We don't want you to miss out on the opportunity, so we encourage you to sign up for early access to our campaign.

We look forward to giving you more updates as the campaign launch nears!

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace
Stay notified about investing in Aphelion Aerospace on StartEngine

SUBSCRIBE TO GET EARLY ACCESS BEFORE WE LAUNCH ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

APHELION
AEROSPACE


APHELION
AEROSPACE
We're Almost
Set to Take Off!

Hello Aphelion Community,

With our upcoming equity crowdfunding campaign on StartEngine taking off soon, you'll be able to be a part of the growing space industry.

Don't miss out! Subscribe now to be one of the first to receive digital access to our investor newsletter.

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace
[Stay notified about investing in Aphelion Aerospace on StartEngine]

SUBSCRIBE TO GET EARLY ACCESS BEFORE WE LAUNCH ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

APHELION
AEROSPACE


Miguel Ayala
CEO Aphelion Aerospace

Hello Aphelion Community,

I was honored to be a panelist at the Colorado School of Mines Space Robotics Challenge that was hosted September 3rd - September 5th.

This was an amazing opportunity, and was especially important to me because I believe in giving these younger students someone to look up to, like I needed when I was younger.

It's been a privilege to be a part of building this community and to have had the opportunity to witness the growth of young minds with an incredible skill set. It

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robotics, math, science, and engineering.

For other exciting Aphelion announcements, I encourage you to follow us on Facebook, LinkedIn, and Twitter and join countless others on our newest mission. 🚀

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace
Stay notified about investing in Aphelion Aerospace on StartEngine

SUBSCRIBE TO GET EARLY ACCESS BEFORE WE LAUNCH ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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APHELION
ACCELERATOR
ROGRAMS

Hello Aphelion Community,

Matthew Travis, the President and COO of Aphelion Aerospace, provided insight into some of the accelerators and programs that we have participated in!

Read our blog to find out more on how they have been valuable to our growth!

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace
Stay notified about investing in Aphelion Aerospace on StartEngine

Subscribe | Past Issues | Translate

SUBSCRIBE TO GET EARLY ACCESS BEFORE WE LAUNCH ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

APHELION AEROSPACE


Aphelion Aerospace is Launching an Equity Crowdfunding Campaign on
start engine
APHELION AEROSPACE

Dear Aphelion Community,

I'm more than excited to announce Aphelion Aerospace has decided to launch an equity crowdfunding campaign on StartEngine.

Equity crowdfunding, allows everyday investors to invest and own a piece of private companies they believe in, while reaping the rewards when the

Subscribe | Past Issues | Translate

We think there is incredible power in giving you, our community, a unique way to join our mission, innovation process, and everything else that comes with being on our team.

We're looking forward to launching soon, and although we cannot share much information yet - you can sign up to get early notifications here!

More updates coming soon!

Warmly,
Miguel Ayala
Founder & CEO
Aphelion Aerospace
Stay notified about investing in Aphelion Aerospace on StartEngine

SUBSCRIBE TO GET EARLY ACCESS BEFORE WE LAUNCH ON STARTENGINE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


THE MARKET OPPORTUNITY OF NANOLAUNCH SYSTEMS
APHELION
Space Investment Market Size
Focusing on early-stage opportunities, with large exit potential.
With Venture Capital firms sitting on significant amounts of dry powder due to a lack of investment during 2020, during Q1 2021, significant capital has been invested in space startups, at higher valuations & deal sizes for early stage companies.
$186.7 billion
Invested into 1,480 unique companies since 2012
$4.5 billion
Invested into 77 companies in Q1 2021
77%
To Late Stage Deals
With early-stage companies receiving larger deals & higher valuations.
Matthew Tr
Founder / President
Current State Of The Nanolaunch Market
0:04 / 1:00
Aphelion Aerospace
September 22 at 5:15 PM
The Market Size
Nanosatellite Launch - $49B by 2030.
Cubesat Hardware Market - $1.34B by 2030.
2,000 nanosatellites launched annually by 2030.
We believe that the demand will support our entry to be a large contributor to these numbers, and to serve this market with launches throughout the year.
Stay updated and sign up for our Test The Waters campaign on StartEngine.
https://bit.ly/3h08qpE
#aphelionaerospace #aerospace #engineering #rockets #equitycrowdfunding #startengine #regcf
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APHELION
AEROSPACE
We're Almost
Set to Take Off!
20+
Aphelion Aerospace
September 13 at 4:53 PM
We're almost set for takeoff with an exciting new opportunity just...
We're almost set for takeoff with an exciting new opportunity just for you! 🚀 ...
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Join The Future of Space
start engine
APHELION
AEROSPACE
0:01 / 0:30
20+
Aphelion Aerospace
September 5 at 11:15 AM ·
join the future of space
At Aphelion, we believe there is immense benefit in collaborating with a community that wants to innovate aerospace. That's why we've decided to launch an equity crowdfunding campaign on StartEngine, and open our doors to investors that want to join the future of space. Sign up for early access and updates today. https://bit.ly/3h08qpE
#aphelionaerospace #aerospace #engineering #rockets #equitycrowdfunding #startengine #regcf
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Get Early Access
Before We Launch
on StartEngine
https://ttw.startengine.com/ttw/aphelion-aerospace
APHELION
start engine
0:03 / 0:08
20+
Aphelion Aerospace
September 3 at 5:14 PM
Get Early Access
Our equity crowdfunding campaign on StartEngine is nearing! Trust us, you don't want to miss out. Sign up for early access today!
https://bit.ly/3h08qpE
#aphelionaerospace #aerospace #engineering #rockets #regcf #equitycrowdfunding #startengine
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Aphelion Aerospace is Launching an Equity Crowdfunding Campaign on
start engine
APHELION
AEROSPACE
0:01 / 0:12
20+
Aphelion Aerospace
September 1 at 2:50 PM
Aphelion Aerospace has decided to launch an equity crowdfundin...
We are excited to announce Aphelion Aerospace has decided to launch an equity crowdfunding campaign ...
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APHELION
AEROSPACE
Something BIG is coming....
https://www.facebook.com/hashtag/startengine?__eep__=6&__tn__=*NK-R
Aphelion Aerospace
July 16 ·
Something BIG is coming....
🎉 Aphelion community, stay tuned and get excited!
We can't unveil the details just yet (sorry!)
But we can say in two weeks, keep an eye on your inbox for an announcement that you don't want to miss.
#equitycrowdfunding #regcf #startengine #Aphelionaerospace #aerospace #engineering
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Soon You Can Own
a Piece of Space
start engine
APHELION
AEROSPACE
20+
Aphelion Aerospace
September 7 at 5:15 PM
Have you heard?
Aphelion Aerospace will be launching an equity crowdfunding campaign on StartEngine!
We can't give away all the details yet, but sign up to receive early notifications to be the first to know when we go live.
https://bit.ly/3h08qpE
#aphelionaerospace #aerospace #engineering #rockets #regcf #equitycrowdfunding
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Alonzo Jackson
Awesome
2
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Aphelion Aerospace
432 followers
2w •

+ Follow

Have you heard? 📣

Aphelion Aerospace will be launching an equity crowdfunding campaign on StartEngine! 🙌

We can't give away all the details yet, but sign up to receive early notifications to be the first to know when we go live. 👉 https://bit.ly/3h08qpE

#aphelionaerospace #aerospace #engineering #rockets #regcf #equitycrowdfunding


Soon You Can Own
a Piece of Space

432 followers
5d •

The market is experiencing exponential growth! 📈

Here are some of the projections that Aphelion is tapping into:

🚀 Nanosatellite Launch - $49B by 2030.
🚀 Cubesat Hardware Market - $1.34B by 2030.
🚀 2,000 nanosatellites launched annually by 2030.

We believe that the demand will support our entry to be a large contributor to these numbers, and to serve this market with launches throughout the year.

Stay updated and sign up for our Test The Waters campaign on StartEngine. 👉
https://bit.ly/3h08qpE

#aphelionaerospace #aerospace #engineering #rockets
#equitycrowdfunding #startengine #regcf


THE MARKET OPPORTUNITY OF NANOLAUNCH SYSTEMS
APHELION

432 followers
3w •

At Aphelion, we believe there is immense benefit in collaborating with a community that wants to innovate aerospace. That's why we've decided to launch an equity crowdfunding campaign on StartEngine, and open our doors to investors that want to join the future of space. Sign up for early access and updates today. 👉🚀 https://bit.ly/3h08qpE

#aphelionaerospace #aerospace #engineering #rockets #equitycrowdfunding #startengine #regcf



Join The Future of Space
start engine
APHELION

Aphelion Aerospace
432 followers
3w •

+ Follow

Our equity crowdfunding campaign on StartEngine is nearing! Trust us, you don't want to miss out. Sign up for early access today! 🚀 👉
https://bit.ly/3h08qpE

#aphelionaerospace #aerospace #engineering #rockets #regcf
#equitycrowdfunding #startengine


Get Early Access
Before We Launch
on StartEngine
https://ttw.startengine.com/ttw/aphelion-aerospace
APHELION
start
engine

crowdfunding campaign on StartEngine! 🚀🚀🎉🎉

Equity crowdfunding, allows everyday investors to invest and own a piece of private companies they believe in, while reaping the rewards when the company succeeds.

We think there is incredible power in giving you, our community, a unique way to join our mission, innovation process, and everything else that comes with being on our team.

We're looking forward to launching soon, and although we cannot share much information yet we encourage you to sign up to get early notifications here. 👉 https://bit.ly/2WFNzku

#aphelionaerospace #aerospace #engineering #rockets #startengine #regcf #equitycrowdfunding


Aphelion Aerospace
is Launching an
Equity Crowdfunding
Campaign on

Aphelion Aerospace
432 followers
2mo •

+ Follow

📣 Aphelion community, stay tuned and get excited!

We can't unveil the details just yet (sorry!) ...see more


APHELION
Something BIG is coming....

Something BIG is coming....

Aphelion Aerospace
432 followers
1w •

+ Follow

We're almost set for takeoff with an exciting new opportunity just for you! 🚀

Don't miss out - subscribe now to be one of the first to receive digital access to our investor newsletter!

You can follow our crowdfunding raise on StartEngine here. 👉
https://bit.ly/2WFNzku

#aphelionaerospace #aerospace #engineering #rockets
#equitycrowdfunding #startengine #regcf



aphelionaerospace @aphelionaerosp · Sep 7

Have you heard? 📣

#AphelionAerospace will be launching an #equitycrowdfunding campaign on @startengine! 🙌

We can't give away all the details yet, but sign up to receive early notifications to be the first to know when we go live. 👉 bit.ly/3hO8qpE



Soon You Can Own
a Piece of Space
start engine
APHELION

3 6

aphelionaerospace @aphelionaerosp · Sep 1

We are excited to announce Aphelion Aerospace has decided to launch an #equitycrowdfunding campaign on @StartEngine! 🚀 🎉 We look forward to launching soon, and we encourage you to sign up to get early notifications here. bit.ly/2WFNzku

#aphelionaerospace #regcf


start engine
APHELION
0:07 60 views

3 4

aphelionaerospace Retweeted

aphelionaerospace @aphelionaerosp · Sep 3

Our #equitycrowdfunding campaign on @startengine is nearing! Trust us, you don't want to miss out. Sign up for early access today! 🚀 👉
bit.ly/3hO8qpE

#aphelionaerospace #aerospace #engineering #startengine #regcf



Get Early Access
Before We Launch
on StartEngine
https://ttw.startengine.com/ttw/aphelion-aerospace
APHELION
start
engine
0:00 29 views

4 4

aphelionaerospace @aphelionaerosp · Sep 22

The market is experiencing exponential growth! 📈

Here are some of the projections that Aphelion is tapping into:

🚀 Nanosatellite Launch - $49B by 2030.
🚀 Cubesat Hardware Market - $1.34B by 2030.
🚀 2,000 nanosatellites launched annually by 2030.

bit.ly/3h08qpE

THE MARKET OPPORTUNITY OF NANOLAUNCH SYSTEMS


Matthew Travis
Founder / President

0:47 58 views Current State Of The Nanolaunch Market

3 3

aphelionaerospace @aphelionaerosp · Sep 5

Join the future of space. Sign up for early access and updates today. 👉
🚀 bit.ly/3hO8qpE

#aphelionaerospace #aerospace #engineering #regcf


Join The Future of Space
start engine
APHELION
0:16 23 views

aphelionaerospace @aphelionaerosp · Jul 16

📣 Aphelion community, stay tuned and get excited!

We can't unveil the details just yet (sorry!)

But we can say in two weeks, keep an eye on your inbox for an announcement that you don't want to miss.

#Aphelionaerospace #aerospace #engineering


APHELION
Something BIG is coming....
0:00
60 views

3 12

aphelionaerospace @aphelionaerosp · Sep 13

We're almost set for takeoff with an exciting new opportunity just for you! 🚀

Don't miss out!

You can follow our mission on @startengine here. 👉 bit.ly/2WFNzku

#aphelionaerospace #aerospace #engineering #regcf



APHELION
AEROSPACE
We're Almost
Set to Take Off!
0:02
48 views